August 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Officer of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charli Gibbs-Tabler

Re:	Cyren Ltd.
Registration Statement on Form S-3
S-3 Filed July 28, 2022
File No. 333-266392

Dear Ms. Gibbs-Tabler:

On behalf of Cyren Ltd. (the “Company”), reference is made to the letter dated August 16, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-3 as filed with the Commission on July 28, 2022 (the “Registration Statement”).

For the Staff’s convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto. Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

General

1.	Please disclose any material risks posed to your business directly or indirectly due to having a material percentage of your workforce (contractors) located in Ukraine, for example, relating to security, internet accessibility, or other infrastructure concerns. In addition, to the extent material, please address the following:

•	Disclose the number of employees, contractors, and customers that are located in the Ukraine. Discuss the percentage of revenue that is generated from the Ukraine.

•	Disclose steps you have taken or may take to address these risks, such as relocating personnel to other geographic regions.

•	Disclose whether you continue to pay employees in Ukraine, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status.

Greenberg Traurig, P.A.■ Attorneys at Law■ WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 ■ Tel: 954.765.0500 ■ Fax 954.765.1477

August 22, 2022

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company's operations in the Ukraine do not pose a material risk to the Company and, as a result, an additional risk factor or amendment to the Registration Statement is unnecessary. The Company does not have any customers located in the Ukraine and does not generate revenue from the Ukraine. The Company has 23 contractors located in the Ukraine, all of whom now work remotely. The Company provided monetary assistance to those wishing to relocate, which amount was not material to the Company. Each contractor's pay is based on the days and shifts worked each month. Therefore, the Company is not obligated to continue to pay these contractors unless such work is performed.

* * * * *

Greenberg Traurig, P.A.■ Attorneys at Law■ WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 ■ Tel: 954.765.0500 ■ Fax 954.765.1477

August 22, 2022

Please do not hesitate to contact the undersigned at (954) 768-8232 or at greenl@gtlaw.com with any questions or comments regarding any of the foregoing.

Very truly yours,
GREENBERG TRAURIG, P.A.

/s/ Laurie L. Green
Laurie L. Green

cc:   Brian Dunn, General Counsel, Cyren Ltd.

Greenberg Traurig, P.A.■ Attorneys at Law■ WWW.GTLAW.COM

401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, Florida 33301 ■ Tel: 954.765.0500 ■ Fax 954.765.1477